GeoGlobal Resources Inc.
200, 630 – 4th Avenue, SW
Calgary, Alberta T2P 0J9 Canada
(403) 777-9251
Fax: (403) 777-9199

October 20, 2005
Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

Re:	GeoGlobal Resources Inc.
SEC File No. 333-115070
SB-2/A filed August 2, 2005
Dear Sir:
     The undersigned, the agent for service with respect to the above amendment filed August 2, 2005 to its registration statement on Form SB‑2, respectfully requests that the Commission consent to the withdrawal of the amendment filed August 2, 2005 (SEC accession number 0001175710-05-000140) to its registration statement on Form SB-2 (SEC File No. 333-115070).
     The reasons for the requested withdrawal are that the filing was intended to be filed as a post-effective amendment to the Registrant’s registration statement on Form SB-2 (File No. 333-115070) which was declared effective by the Commission on June 14, 2004. As the result of an error made by the Registrant’s Edgar filer, an incorrect Edgar filing type was affixed to the submission. The filing was made with the Edgar filing type of SB-2/A rather than POS AM. The staff of the Commission has requested that the filing made with the incorrect Edgar filing type affixed be withdrawn.
     The registration statement on Form SB-2 (SEC File No. 333-115070) declared effective on June 14, 2004 is not to be withdrawn and no filing fee is to be returned.

Very truly yours,
/s/ Allan J. Kent
Allan J. Kent
Agent for Service GeoGlobal Resources Inc.